UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________________

Commission file number:  000-54543

Mercator Minerals Ltd.
 (Exact Name of Registrant as Specified in its Charter)

British Columbia	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
1050-625 Howe Street
Vancouver, British Columbia, Canada V6C 2T6
(604) 694-0005
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation 111 EighthAvenue New York, NY 10011 (800) 624-0909
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  N/A

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form                                                                           ☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:   N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☐Yes     ☒ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).   ☐Yes     ☐No

EXPLANATORY NOTE
(Amendment No. 1)

On November 8, 2011, Mercator Minerals Ltd. (the “Company”, the “Registrant” or “Mercator”) filed a Registration Statement on Form 40-F with the United States Securities and Exchange Commission (the “SEC”). The Company is filing this Amendment No. 1 to (i) modify the date of the order of the administrative hearing in the section entitled the “Explanatory Note” and (ii) incorporate by reference (a) the financial statements and management and discussion and analysis of the Company for the quarter ended September 30, 2011, (b) press releases issued by the Company in November 2011, and (c) a technical report on the El Pilar property.  No other material amendments are being made to the registration statement on Form 40-F as originally filed.

The Company is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Division of Enforcement of the SEC commenced an Order Instituting Proceedings against the Company on June 14, 2011 due to the Company’s prior management’s failure to file its periodic reports pursuant to the Exchange Act.  On  November 8, 2011, the Company consented to an order with the SEC in connection with an administrative proceeding instituted pursuant to Section 12(j) of the Exchange Act.  This resulted in a revocation of the registration of the Company's common shares under the Exchange Act, and restricted any member of a national securities exchange, broker, or dealer  in the United States, from effecting transactions in the Company's common shares in the United States. The Company's common shares continue to be traded on the Toronto Stock Exchange under the ticker symbol "ML". The Company is filing this Form 40-F/A registration statement with the SEC to register its class of common shares under Section 12(g) of the Exchange Act.

FORWARD-LOOKING STATEMENTS

This registration statement on Form 40-F/A and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.

Statements concerning mineral reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization and in the case of mineral reserves reflect conclusions based on certain assumptions that a mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	risks related to precious and base metal price fluctuations;
●	risks related to fluctuations in the currency markets (particularly the Mexican Peso, Canadian dollar and United States dollar);
●
risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;

●	uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties;
●	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations;
●
risks related to mineral reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;

●	risks related to governmental regulations and obtaining necessary licenses and permits;
●	risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations;
●	risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
●	risks relating to inadequate insurance or inability to obtain insurance;
●	risks related to potential litigation;
●	risks related to the global economy;
●	risks related to environmental laws;
●	risks related to the volatility of the Company’s share price;
●	risks related to the Company’s limited history of earning and operations;
●
risks related to some of the Company's properties being located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange, obtaining financing, finding and hiring qualified people or obtaining all necessary services for the Company's operations in Mexico;

●	risks related to the Company’s status as a foreign private issuer; and
●	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the SEC, to prepare this registration statement in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Company prepares its financial statements, which are filed with this registration statement on Form 40-F/A, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they are subject to Canadian auditing and auditor independence standards.  They are not comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in the “U.S. GAAP Reconciliations for Audited Consolidated Annual Financial Statements for the years ended December 31, 2010 and December 31, 2009,” and included as Exhibit 99.5 of this registration statement.

MINERAL RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this registration statement on Form 40-F/A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is to be used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of contained pounds and ounces in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this registration statement and the documents incorporated by reference herein contain descriptions of the Company's mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.  In order for Mercator to advance its interests at Mineral Park, El Pilar and El Creston, the projects will be subject to a number of Federal, State and local laws and regulations in the US or Mexico and will require permits to conduct its activities.

CURRENCY

Unless otherwise indicated, all dollar amounts in this registration statement on Form 40-F/A are in Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 30, 2010, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = Cdn.$1.0009.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 to 99.4 and Exhibits 99.6 through Exhibit 99.92, inclusive as set forth in the Exhibit Index attached hereto. Exhibits 99.110 through Exhibits 99.116 are hereby incorporated by reference into this Amendment No. 1 to the Form 40-F and were previously submitted by the Registrant on a Current Report on Form 6-K submitted to the SEC on December 6, 2011.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.3, 99.4 and 99.5, the Annual Audited Consolidated Financial Statements of the Registrant for each of the years ended December 31, 2010 and 2009, including a reconciliation of the financial statements to U.S. Generally Accepted Accounting Practices as required by Item 17 of Form 20-F, and Exhibits 99.6 and 99.7, the Company’s management’s discussion and analysis for each of the years ended December 31, 2010 and 2009, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.93 through 99.109 inclusive and Exhibits 99.117 and 99.118, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF SECURITIES

The Company is authorized to issue an unlimited number of common shares (“Shares”) without par value of which 247,082,423 Shares were issued as of November 7, 2011. The holders of Shares are entitled to receive notice of and attend all meetings of shareholders with each Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of Shares are entitled to dividends if, as and when declared by the board of directors of the Company. The Shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F/A.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2010 information with respect to the Company’s known contractual obligations.

Payments due by period (in thousands of US dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years
Accounts Payable	$21,752	$21,752	–	–	–
Long-Term Debt Obligations	156,264	22,879	$46,793	$75,269	$11,434
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-term Liabilities:	–	–	–	–	–
Asset Retirement Obligations	22,600	–	–	–	22,600
Deferred Revenue	–	–	–	–	–
Derivative Instruments	111,869	40,232	47,199	23,081	1,357
Total	$290,733	$63,111	$93,992	$98,350	$35,280

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an registration statement on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company is concurrently filing an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC in connection with the class of securities in relation to which the obligation to file this registration statement on Form 40-F arises.

EXHIBIT INDEX The following exhibits have been filed as part of this registration statement:
Exhibit	Description
Annual Information
99.1.	Annual Information Form dated March 31, 2011 for the year ended December 31, 2010*
99.2.	Annual Information Form dated March 31, 2010 for the year ended December 31, 2009*
99.3.	Audited Consolidated Annual Financial Statements for the year ended December 31, 2010*
99.4.	Audited Consolidated Annual Financial Statements for the year ended December 31, 2009*
99.5.	Reconciliation with United States Generally Accepted Principles for the years ended December 31, 2010 and December 31, 2009*
99.6.	Management’s Discussion and Analysis for the year ended December 31, 2010*
99.7.	Management’s Discussion and Analysis for the year ended December 31, 2009*

Quarterly Information
99.8.	Condensed Consolidated Unaudited Interim Financial Statements for the second quarter ended June 30, 2011*
99.9.	Management’s Discussion and Analysis for the six months ended June 30, 2011*
99.10.	Condensed Consolidated Unaudited Interim Financial Statements for the first quarter ended March 31, 2011*
99.11.	Management’s Discussion and Analysis for the three months ended March 31, 2011*
99.12.	Unaudited Interim Consolidated Financial Statements – Amended – for the period ended September 30, 2010*
99.13.	Amended Management’s Discussion and Analysis for the nine months ended September 30, 2010*
99.14.	Unaudited Interim Consolidated Financial Statements - Amended for the period ended June 30, 2010*
99.15.	Amended Management’s Discussion and Analysis for the six months ended June 30, 2011*
99.16.	Unaudited Interim Consolidated Financial Statements for the period ended March 31, 2010*
99.17.	Management’s Discussion and Analysis for the three months ended March 31, 2010*
Shareholder Meeting Materials
99.18.	Notice of 2011 Annual General and Special Meeting*
99.19.	Information Circular for 2011 Annual General Meeting*
99.20.	Form of Proxy for 2011 Annual General and Special Meeting*
99.21.	Voting Instruction Form for 2011 Annual General and Special Meeting*
99.22.	Notice of Meeting and Record Date for 2011 Annual General and Special Meeting*
99.23.	Report of Voting Results of 2011 Annual General and Special Meeting*
99.24.	Notice of 2010 Annual General Meeting*
99.25.	Information Circular for 2010 Annual General Meeting*

99.26.	Form of Proxy for 2010 Annual General Meeting*
99.27.	Voting Instruction Form for 2010 Annual General Meeting*
99.28.	Notice of Meeting and Record Date for 2010 Annual General Meeting*
99.29.	Report of Voting results for 2010 Annual General Meeting*
Material Change Reports
99.30.
April 26, 2011 - Mercator Minerals Ltd. announced the appointment of Mr. John H. Bowles, FCA, FCIM, to the Board of Directors of the Company and the resignation of Michael D. Lindeman as a director of the Company, effective April 25, 2011.*

99.31.
April 12, 2011 - Mercator Minerals Ltd. announced that it had entered into a definitive arrangement agreement pursuant to which Mercator Minerals Ltd. will acquire all the outstanding common shares of Creston Moly Corp. by way of a plan of arrangement.*

99.32.	February 9, 2011 - Mercator Minerals Ltd announced the adoption of a shareholder rights plan effective February 9, 2011.*
99.33.	January 17, 2011 - Mercator Minerals Ltd announced the appointment of Mr. Mark W. Distler, CPA., as Chief Financial Officer of the Company effective January 15, 2011.*
News Releases
99.34	October 24, 2011 - Mercator Minerals Provides a Five-year Operating Forecast for its Mineral Park Mine*
99.35.	October 4, 2011 - Mercator Minerals Reports 2011 Third Quarter Production Results*
99.36	September 28, 2011 - Mercator Minerals Installs Last Major Component for Phase II Expansion at Mineral Park Mine*
99.37	September 27, 2011 - Mercator Minerals Announces El Pilar Feasibility Study Results*
99.38	September 8, 2011 - Mercator Minerals Provides Mineral Park Phase II Expansion Update*
99.39	September 1, 2011 - Mercator Minerals Annual and Special General Meeting Update*
99.40	August 19, 2011 - Mercator Minerals Provides Update to Annual and Special General Meeting Matters and Proposes Substituted Shareholder Rights Plan and Amends Stock Option Plan*
99.41	August 15, 2011 - Mercator Minerals Reports an Increase of 61% in Revenues on Record Copper and Molybdenum Production in Second Quarter 2011*
99.42	August 15, 2011 - Mercator Minerals Commissions New Turbine Generator at Mineral Park Mine*
99.43	August 11, 2011 - Mercator Minerals Q2 2011 Financial Results Conference Call/Webcast on August 16, 2011*
99.44	July 27, 2011 - Mercator Intersects 82.2 Metres Averaging 0.085% Molybdenum at El Creston*
99.45	July 6, 2011 - Mercator Reports 2011 Second Quarter Production Results*
99.46	June 27, 2011 - Tax Election by Creston Moly Corp. Shareholders*
99.47	June 22, 2011 - Mercator Minerals Completes Acquisition of Creston Moly*
99.48	June 17, 2011 - Court Approves Business Combination of Mercator and Creston*
99.49	June 15, 2011 - Mercator Reports First Quarter Results*
99.50	June 7, 2011 - Mercator Production for Two Months Exceeds Projected Q2 2011 Production Guidance*
99.51	May 3, 2011 - Record Monthly Molybdenum Production at Mineral Park in April*

99.52	April 26, 2011 – Mercator Minerals Announces Changes to the Board of Directors*
99.53	April 12, 2011 - Mercator and Creston Announce Friendly Business Combination to Create a Significant Copper-Moly Company With An Industry- Leading Growth Profile*
99.54	April 5, 2011 - Mineral Park Achieves Target Rate under Silver Wheaton Agreement*
99.55	April 4, 2011 - Monthly Copper Production Record in March and First Quarter Production Results*
99.56	April 1, 2011 - Mercator Financial Results for the Year ended December 31, 2010*
99.57	March 14, 2011 - Mercator Announces Inclusion in S&P/TSX Composite Index*
99.58	March 8, 2011 - Mercator Announces 2011 Production Guidance, Phase II Update*
99.59	February 9, 2011 - Mercator Board Approves Shareholder Rights Plan*
99.60	January 17, 2011 - Mercator Minerals Appoints New Chief Financial Officer*
99.61	January 5, 2011 – Mercator’s Mineral Park Mine Sets Molybdenum Production Record and Announces Year End Production Results*
99.62	November 29, 2010 – Mercator Minerals Ltd. – Amended Third Quarter Financial Results*
99.63	November 18, 2010 - Correction to Third Quarter Financial Results*
99.64	November 15, 2010 - Mercator Reports Profitable Third Quarter and October Production*
99.65	October 27, 2010 - Mercator Reports Rougher Expansion Update and Third Quarter Operating Results at Mineral Park*
99.66	September 13, 2010 - Mercator Provides August Update on its Mineral Park Mine*
99.67	August 31, 2010 - Mercator Secures Power to Complete Phase II Expansion at Mineral Park*
99.68	August 13, 2010 - Mercator Reports Profitable Second Quarter*
99.69	August 9, 2010 - Mercator Provides Update on its Mineral Park Mine & El Pilar Project*
99.70	July 13, 2010 - Mercator Reports Second Quarter Operating Results at Mineral Park*
99.71	June 8, 2010 - Mercator Reports Record Month at Mineral Park*
99.72	May 17, 2010 - Mercator Reports First Quarter Results and Provides Operations Update*
99.73	May 11, 2010 - Mercator Reports Improving Recoveries and Costs at Mineral Park and Completion of Refinancing Package*
99.74
April 26, 2010 - Mercator Closes Previously Announced US$130 million of Senior Secured Credit Facilities and Concurrently Issues Notice of Redemption of its 11.5% Senior Secured Notes due February 16, 2012*

99.75	April 7, 2010 - Mercator Signs Amending Agreement with Silver Wheaton*
99.76	April 1, 2010 - Mercator Financial Results for the Year ended December 31, 2009*
99.77	March 31, 2010 - Mercator Secures Commitments For US$130 million of Senior Secured Credit Facilities*
99.78	February 9, 2010 – Mercator Minerals Starts Commissioning of Phase 1.5 at Minerals Park and operational Updates – Correction to Concentrate Tonnage Statement*
99.79	January 26, 2010 – Mercator Minerals Provides Update on El Pilar Copper Project*
Change in Auditor
99.80	Notice of Change in Auditors*
99.81	Letter from Former Auditor (BDO Canada LLP)*

99.82	Letter from Successor Auditor (KPMG LLP)*
Business Acquisition Information
99.83	Creston Moly Corp. Notice of Special Meeting and Information Circular*
99.84	Business Acquisition Report for Creston Moly Corp. Acquisition*
99.85	Creston Moly Corp. Notice of Change of Corporate Structure*
Constating Documents
99.86	Certificate of Continuation*
99.87	Notice of Articles – Business Corporation Act (British Columbia)*
99.88	Articles of the Company*
Shareholder Rights Plan
99.89	August 19, 2011 - Shareholder Rights Plan*
99.90	February 9, 2011 - Shareholder Rights Plan*
Material Documents
99.91	April 11, 2011 – Arrangement Agreement among Mercator Minerals Ltd., Creston Moly Corp and 0907385 B.C. Ltd.*
99.92	April 6, 2010 - Amendment No. 2 to Silver Agreement among Mercator Minerals, Silver Wheaton (Caymans) Ltd. and Mercator Minerals (Barbados) Ltd.*
Consents
99.93	Consent of Patricia Aguayo*
99.94	Consent of KPMG LLP
99.95	Consent of BDO Canada LLP
99.96	Consent of Eric Olson*
99.97	Consent of Range Consulting Group LLC*
99.98	Consent of Joseph M. Keane*
99.99	Consent of KD Engineering*
99.100	Consent of David A. Kidd*
99.101	Consent of Golder Associates Inc.*
99.102	Consent of Peter Mordaunt, P. Geo*
99.103	Consent of Thomas L. Drielick, P.E.
99.104	Consent of M3 Engineering & Technology Corporation
99.105	Consent of Douglas Austin P.E.*
99.106	Consent of Michael G. Hester
99.107	Consent of Independent Mining Consultants Inc.
99.108	Consent of Gary Simmerman*
99.109	Consent of Michael J. Broch*

Additional Disclosure

99.110	Condensed Consolidated Interim Financial Statements for the period ended September 30, 2011**
99.111	Management's Discussion and Analysis for the nine months ended September 30, 2011**
99.112	Press release dated November 17, 2011 titled Mercator Minerals Announces $20 Million Non Broker Financing**
99.113	Press release dated November 16, 2011 titled Mercator Minerals Completes 90-day Performance Test at Mineral Park Mine**
99.114	Press release dated November 14, 2011 titled Mercator Minerals Reports 26% Increase in Revenues in Third Quarter 2011**
99.115	Press release dated November 9, 2011 titled Mercator Minerals Files El Pilar Feasibility Study Technical Report**
99.116	El Pilar Project 43-101F1 Technical Study Report, Feasibility Study**
99.117	Consent of Alberto Bennett
99.118	Consent of John Dreier

 * previously filed by the Company on November 8, 2011 on a Form 40-F Registration Statement
** previously submitted by the Company on December 6, 2011 on a Current Report on Form 6-K

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MERCATOR MINERALS LTD.

By: /s/ D. Bruce McLeod Name: D. Bruce McLeod Title: President and Chief Executive Officer

 Date: December 7, 2011